[redacted]

AB 2/27

08026228

SEC Mail
Mail Processing
Section

FEB 25 2008

Washington, DC
106

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFA Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26637 W. Agoura Road
(No. and Street)

Calabasas, California 91302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Morrie W. Reiff 818-708-0111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morrie W. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFA Financial Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 2/15/08

President
Title

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles

On February 15, 2008 (Date) before me, Cynthia A. Schwartz, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Morrie W. Reiff (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature (Signature of Notary Public)

CYNTHIA A SCHWARTZ
Commission # 1676838
Notary Public - California
Los Angeles County
My Comm. Expires Jul 19, 2010

Place Notary Seal Above

OPTIONAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

AFA FINANCIAL GROUP, LLC

ANNUAL AUDIT REPORT

DECEMBER 31, 2007

26637 W. Agoura Road
Calabasas, CA 91302

CONTENTS

PART I

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
AFA Financial Group, LLC
Calabasas, CA

I have audited the accompanying statement of financial condition of AFA Financial Group, LLC as of December 31, 2007 and related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of AFA Financial Group, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of AFA Financial Group, LLC as of December 31, 2007 and the results of its operations, members' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
January 30, 2008

AFA FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 288,737
Clearing deposit	100,000
Commissions receivable	106,121
Other receivables	44,941
Prepaid insurance	9,740
Prepaid – other	1,500
Furniture & equipment less accumulated depreciation - $23,129	64,056
Deposit – other	28,000
TOTAL ASSETS	$ 643,095

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 12,776
Commissions payable	152,699
Accrued payroll expense	62,555
California LLC license fee	11,790
Accrued expenses payable	128,937
Other payables	92,511
TOTAL LIABILITIES	461,268
MEMBERS' EQUITY	
Capital contributed	347,000
Accumulated deficit	(165,173)
TOTAL MEMBERS' EQUITY	181,827
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 643,095

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE SCHEDULE – Page 11	$ 8,374,721
OPERATING EXPENSES SCHEDULE – Page 11	8,566,836
(LOSS) BEFORE INCOME TAXES	(192,115)
FRANCHISE TAX PROVISION	12,590
NET (LOSS)	$(204,705)

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Capital	(Deficit) Retained Earnings	Total
Balance, December 31, 2006	$ 113,000	$ 39,532	$ 152,532
Capital Contributions	234,000		234,000
Net (Loss)		(204,705)	(204,705)
Balance, December 31, 2007	$ 347,000	$(165,173)	$ 181,827

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net loss	$(204,705)
Depreciation	10,694
Changes in operating assets and liabilities:	
Commissions receivable	(28,826)
Other receivables	9,465
Prepaid – other	(1,500)
Prepaid insurance	1,784
Deposit - other	(28,000)
Accounts payable	(19,178)
Commission payable	(33,580)
Accrued payroll taxes	43,272
Other payable	70,694
Accrued expenses	108,408
Net cash used from operating activities	(71,472)
Cash Flows for Investing Activities:	
Furniture, equipment & leasehold improvements	(48,339)
Cash Flows from Financing Activities	
Capital Contribution	234,000
Net increase in cash	114,189
Cash at December 31, 2006	174,548
Cash at December 31, 2007	$ 288,737
Supplemental Cash Flow Information:	
Interest paid	$ 3,903
Cash paid for income taxes	$ 800

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION

AFA Financial Group, LLC. ("AFA" or the "Company") is a California Limited Liability Company as of April 14, 2003 and approved by the NASD on August 29, 2003 to operate as a General Securities Broker Dealer. AFA's unique model caters to the needs of Certified Public Accountants that are registered representatives of AFA doing general securities business with their clients. AFA does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is a wholly-owned subsidiary of its parent company also an LLC along with two other LLC subsidiaries. One provides advisory service as a Registered Investor Advisor; the other sells insurance products.

Commission Revenue and Expense

Commission revenue and expense are recorded concurrently. Commission revenue is cut-off a few days before the end of the month. A receivable is created for checks received the following month applicable to the previous month. Commissions payable are recorded at month's end as a percentage of the commission receivable.

Advisor Fees and Insurance Commissions

Per written letters of agreement, the Company will act only as a pass through of RIA fees and insurance commissions and not retain any amounts. The compensation, if any, for RIA fees will be retained by related entity AFA Advisor Services, LLC and for insurance commissions will be retained by related entity AFA Insurance Services, Inc.

Furniture and Equipment and Depreciation

Furniture and Equipment are depreciated over five years by the straight line method.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2007, the net capital was $56,552 which exceeded the required minimum capital by $25,801. The percentage of aggregate indebtedness to net capital ratio is 816%.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company is taxed as a Limited Liability Company (LLC). Consequently all items of income and loss pass directly to the individual members. There is a minimum state income tax of $800 plus a license fee based on gross revenue, maximum of $11,790.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

As described in Note 2, "Advisor Fees and Insurance Commissions", the Company does not receive any income or pay any related expenses for its Insurance and RIA affiliates.

NOTE 7 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant in litigation. No litigation matters existed at December 31, 2007 and through the date of this report.

The Company leases space for which the parent company is liable.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

AFA Financial Group, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore; AFA Financial Group, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph K 2 ii.

NOTE 9 – COMMITMENTS

The Company's lease expires June 30, 2009 and the renewal option has not been agreed upon. The following are future commitments

2008	300,000
2009	150,000
	$450,000

AFA FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$181,827
Non allowable assets - Page 9	121,160
NET CAPITAL BEFORE HAIRCUTS	60,667
Haircuts – Page 9	4,115
NET CAPITAL	$ 56,552
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6.67% of net aggregate indebtedness	$ 30,751
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 30,751
EXCESS CAPITAL	$ 25,801
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 10,425
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$461,268
Percentage of aggregate indebtedness to net capital	816%

RECONCILIATION

The following is a reconciliation as of December 31, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited	$ 56,552
Retained Earnings	0
Audited	$ 56,552

See Accompanying Notes to Financial Statements

AFA FINANCIAL GROUP, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2007

NON-ALLOWABLE ASSETS

Furniture & Equipment, net	$ 64,056
Other Receivables	3,110
Prepaid Insurance	9,740
Commission Receivable	14,754
Prepaid – other	1,500
Deposit – other	28,000
	$121,160

HAIRCUTS

Money Market	$ 4,115

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Members
AFA Financial Group, LLC
Calabasas, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2007 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 30, 2008

AFA FINANCIAL GROUP, LLC
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$6,604,959
Commission advisor fees	199,690
Managing Broker Dealer Fee	950,855
Due diligence fees	490,951
Interest income	13,266
Other income	35,000
Management fee	80,000
	$8,374,721
OPERATING EXPENSES	
Accounting and legal	$ 27,778
Advertising and promotion	66,086
Auto expense	15,124
Back office processing	72
Bank service charges	5,581
Business gifts	2,971
Computer expenses	47,919
Depreciation	10,694
Contributions	2,500
Dues and Subscriptions	4,441
Employee welfare	8,866
Equipment rental	68,863
Insurance	36,736
Interest	3,903
Internet & website	3,112
Licenses	4,242
Meetings	2,846
Office expense	15,811
Office supplies	26,427
Parking	1,676
Postage and delivery	18,777
Professional fees	186,986
Commission – reps	5,898,641
Rent	232,865
Security	1,127
Seminars	(3,641)
Taxes – payroll	124,461
Telephone	19,946
Travel and entertainment	86,243
Wages and salaries	1,596,564
Miscellaneous	49,219
	$8,566,836

See Accompanying Notes to Financial Statements

PART II

AFA FINANCIAL GROUP, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
AFA Financial Group, LLC
Calabasas, California

In planning and performing my audit of the financial statements and supplemental schedules of AFA Financial Group, LLC (the "Company") for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
AFA Financial Group, LLC
Calabasas, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 30, 2008

END